THIS SCHEDULE 13D AMENDMENT WAS PREVIOUSLY FILED IN PAPER FORMAT
AND IS NOW BEING FILED (WITHOUT EXHIBITS) PURSUANT TO RULE
101(a)(2)(ii) OF REGULATION S-T AND RULE 13d-2(c) UNDER THE
SECURITIES EXCHANGE ACT OF 1934.


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                        ELXSI Corporation
----------------------------------------------------------------
                        (Name of Issuer)

            Common Stock, Par Value $0.001 Per Share
----------------------------------------------------------------
                 (Title of Class of Securities)

                            268613205
                 ------------------------------
                         (CUSIP Number)

                        Mr. W. R. Cotham
      2600 First City Bank Tower, Fort Worth, Texas  76102
                         (817) 390-8465
      ----------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 30, 1992
              ------------------------------------
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement
[  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,008,839, which constitutes approximately 31.3% of the total number of shares outstanding, assuming, pursuant to Rule 13d-3(d)(1)(i), that there are 6,412,533 shares outstanding. Unless otherwise specifically stated, all ownership percentages set forth herein assume that there are 5,381,633 shares outstanding. ALL REFERENCES HEREIN TO NUMBERS OF SHARES OF THE STOCK REFLECT A 1-FOR-25 REVERSE STOCK SPLIT THAT OCCURRED ON MAY 27, 1992.

PAGE

                               13D

CUSIP No.   268613-205                         Page 2 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      The Airlie Group, L.P.
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      WC and OO (See Item 3)
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   1,586,401(1)(2)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               1,586,401(1)(2)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,586,401(1)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.6%(3)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________
(1) Assumes the exercise of Series A Warrants to acquire 811,638 shares of the Stock.
(2)  Power is exercised through its sole general partner, EBD
     L.P.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 6,193,271 shares of the Stock outstanding.
PAGE
                               13D
CUSIP No.   268613-205                         Page 3 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      EBD L.P.
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   1,586,401(1)(2)(3)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               1,586,401(1)(2)(3)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,586,401(1)(3)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.6%(4)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________
(1) Assumes the exercise of Series A Warrants to acquire 811,638 shares of the Stock.
(2) Power is exercised through its sole general partners, Dort A. Cameron, III and TMT-FW, Inc.
(3)  Solely in its capacity as the sole general partner of The
     Airlie Group, L.P.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 6,193,271 shares of the Stock outstanding.
PAGE

                               13D

CUSIP No.   268613-205                         Page 4 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      Dort A. Cameron, III
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   -0-
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             1,586,401(1)(2)
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               -0-
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         1,586,401(1)(2)
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,586,401(1)(2)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.6%(3)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________
(1) Assumes the exercise of Series A Warrants to acquire 811,638 shares of the Stock.
(2) Solely in his capacity as one of two general partners of EBD L.P.
(3) Assumes pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 6,193,271 shares of the Stock outstanding.
PAGE

                               13D

CUSIP No.   268613-205                         Page 5 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      TMT-FW, Inc.
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Texas
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   -0-
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             1,586,401(1)(2)(3)
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               -0-
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         1,586,401(1)(2)(3)
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,586,401(1)(3)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.6%(4)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________
(1) Assumes the exercise of Series A Warrants to acquire 811,638 shares of the Stock.
(2)  Power is exercised through its President, Thomas M. Taylor.
(3) Solely in his capacity as one of two general partners of EBD L.P.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 6,193,271 shares of the Stock outstanding.
PAGE

                               13D

CUSIP No.   268613-205                         Page 6 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      Thomas M. Taylor
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   -0-
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             1,586,401(1)(2)
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               -0-
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         1,586,401(1)(2)
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,586,401(1)(2)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.6%(3)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________
(1) Assumes the exercise of Series A Warrants to acquire 811,638 shares of the Stock.
(2)  Solely in his capacity as the President of TMT-FW, Inc.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 6,193,271 shares of the Stock outstanding.
PAGE
                               13D
CUSIP No.   268613-205                         Page 7 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      Milley Management Incorporated
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      OO - Contribution from Stockholder and see Item 3
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   287,366(1)(2)(3)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               287,366(1)(2)(3)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      287,366(1)(2)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.1%(4)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________
(1) Assumes the exercise of (a) Series A Warrants to acquire 150,500 of such shares of the Stock and (b) Series C Warrants to acquire 68,762 of such shares of the Stock. (2) Solely in its capacity as a controlling person of Cadmus with respect to 1,000 of such shares of the Stock. (3) Power is exercised through its President, Alexander M. Milley. (4) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 5,600,895 shares of the Stock outstanding.
PAGE
                               13D
CUSIP No.   268613-205                         Page 8 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      Alexander M. Milley
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   767,366(1)(2)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               767,366(1)(2)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      767,366(1)(2)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.7%(3)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________
(1) Assumes the exercise by ELX Limited Partnership of options to acquire 480,000 shares of the Stock and the exercise by Milley Management Incorporated of Warrants to acquire 219,262 shares of the Stock. (2) Solely in his capacities as the President of Milley Management Incorporated and Cadmus Corporation, and as the sole general partner of ELX Limited Partnership. (3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 5,600,895 shares of the Stock outstanding.
PAGE

                               13D

CUSIP No.   268613-205                         Page 9 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      ELX Limited Partnership
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      OO - Contributions from Partners
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   480,000(1)(2)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               480,000(1)(2)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      480,000(1)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.9%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________

(1) Assumes the exercise of an option to acquire 369,800 of such shares from The Airlie Group, L.P. and of an option to acquire 110,200 of such shares from Continental Illinois
     Equity Corporation.
(2) Power is exercised through its sole general partner, Alexander M. Milley.
PAGE

                               13D

CUSIP No.   268613-205                        Page 10 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      Robert C. Shaw
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      See Item 3
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   19,343
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               19,343
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      19,343
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.4%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________

PAGE

                               13D

CUSIP No.   268613-205                        Page 11 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      Kevin P. Lynch
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      See Item 3
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   3,307
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               3,307
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,307
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.1%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________

                               13D

CUSIP No.   268613-205                         Page 12 of __
Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      Thomas R. Druggish
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      See Item 3
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   2,222
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               2,222
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,222
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.1%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________


PAGE

                               13D

CUSIP No.   268613-205                         Page 13 of __
Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      Cadmus Corporation
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS

_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   1,000(1)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               1,000(1)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,000
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.1%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________

(1)  Power is exercised through its President, Alexander M.
Milley.

PAGE

   Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their
Schedule 13D Statement dated September 8, 1989, as amended by Amendment No. 1 dated October 2, 1989 and by Amendment No. 2 dated January 29, 1990 (the "Schedule 13D"), relating to the Common Stock, par value $0.001 per share (the "Stock"), of ELXSI, Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   Security and Issuer.

   Item 1 hereby partially is amended by adding at the end thereof, the following:

   In connection with a 1-for-25 reverse stock split that occurred on May 27, 1992, the CUSIP number of the Stock was changed to 268613205.

Item 2.   Identity and Background.

   Paragraphs (a)-(c) of Item 2 hereby partially are amended by adding at the end thereof, the following:

   (a) As a result of the transactions described herein, each of Robert C. Shaw ("RCS"), Kevin P. Lynch ("KPL"), Thomas R. Druggish ("TRD"), Milley Management Incorporated, a Delaware corporation ("MMI"), and Cadmus Corporation, a Massachusetts corporation ("Cadmus"), are joining in the Schedule 13D as Reporting Persons. In May, 1991, MAC merged with and into MMI. As a result, all references to MAC in the Schedule 13D shall be deemed references to MMI.

   (b)-(c)

   RCS' principal occupation or employment is serving as a principal of MMI. RCS, business address is 115 East Putnam
Avenue, Greenwich, Connecticut 06830.

   KPL

   KPL's principal occupation or employment is serving as a principal of MMI. KPL's business address is 115 East Putnam
Avenue, Greenwich, Connecticut 06830.

   TRD

   TRD's principal occupation or employment is serving as a principal of MMI. TRD's business address is 115 East Putnam
Avenue, Greenwich, Connecticut 06830.

   MMI

   MMI is a Delaware corporation the principal business of which is engaging in investment and management consulting. The principal business address of MMI, which also serves as its principal office, is 115 East Putnam Avenue, Greenwich, Connecticut 06830. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of MMI are as follows:

               RESIDENCE OR          PRINCIPAL OCCUPATION
     NAME      BUSINESS ADDRESS         OR EMPLOYMENT

     AMM       See answers above.       See answers above.

   Cadmus

   Cadmus is a Massachusetts corporation the principal business of which is serving as a holding company for shares of the Stock. The principal business address of Cadmus, which also serves as its principal office, is @5 East Putnam Avenue, Greenwich, Connecticut 06830. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Cadmus are as follows:

                 RESIDENCE OR           PRINCIPAL OCCUPATION
     NAME      BUSINESS ADDRESS            OR EMPLOYMENT

     MMI       See answers above.       See answers above.

     AMM       See answers above.       See answers above.

     RCS       See answers above.       See answers above.

   Philip F.   24 Crest Hollow Ln.      Principal of Philip
   Strassler        Searingtown,             F. Strassler, CPA,
               NY 11507                 PC

   Philip F. Strassler, CPA, PC ("PFS,CPA"), is a New York professional corporation the principal business of which is providing accounting services. The principal business address of PFS,CPA is 24 Crest Hollow Lane, Searingtown, New York 11507.

   In addition, paragraphs (b)-(c) of Items 2 hereby are amended in their entirety as to AMM only to read as follows:

   AMM

   AMM's principal occupation or employment is serving as the President of MMI. AMM's business address is 115 East Putnam
Avenue, Greenwich, Connecticut 06830.

Item 3.   Source and Amount of Funds or Other Consideration.

   Item 3 hereby is amended in its entirety to read as follows:

   The source and amount of funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

Reporting Person    Source of Funds          Amount of Funds

   TAG              Working Capital(1);      $6,476,793.25(2)(3)
                     (2)

   EBD              Not Applicable           Not Applicable

   DAC              Not Applicable           Not Applicable

   TMT-FW           Not Applicable           Not Applicable

   TMT              Not Applicable           Not Applicable

   MMI              Working Capital(1);
                 (2); Contribution
                  from Stockholder
                 (4); (5)               $1,210,767.79(2)(6)

   AMM              Not Applicable           Not Applicable

   ELX              Contributions
                 from Partners(4)       $1,500,000.00(7)

   RCS                   (2)                 $ 101,550.75(2)

   KPL                   (2)                 $   17,361.75(2)

   TRD                   (2)                 $   11,665.50(2)

   Cadmus                (8)                      (8)

   (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

   (2) Pursuant to the transactions described in Item 4, effective October 30, 1992 all Cadmus shareholders agreed to exchange approximately 98.6% of their Cadmus shares for shares of the Stock, which had a closing sale price per share on that date of $5.25, as reported by NASDAQ. Accordingly, for the purposes of this filing the value of the Cadmus shares exchanged by those Reporting Persons who are Cadmus shareholders is considered to be the number of shares of Stock respectively received by such Reporting Persons multiplied by $5.25, as follows:


               Number of Shares            Value of
   Reporting        of Stock Received        Cadmus Shares
   Person              in Exchange      Surrendered in Exchange

   TAG                   35,163              $184,605.75
   MMI                   50,023              $262,620.75
   RCS                   19,343              $101,550.75
   KPL                   3,307               $ 17,361.75
   TRD                   2,222               $ 11,665.50

   (3) This figure represents the aggregate amount of funds that were used by TAG to acquire 960,000 shares of the Stock and that were to be used by TAG to acquire 1,053,500 shares of the Stock (assuming the exercise in full of Series A Warrants that were held by it to acquire such shares) prior to the sale described in Item 4 of Amendment No. 2 to the Schedule 13D. Therefore such figure does not accurately reflect the aggregate of TAG's current net investment in shares of the Stock and the amount of funds to be used by TAG to acquire the 811,638 shares of the Stock issuable to it assuming the exercise in full of its remaining Series A Warrants to acquire such shares, which aggregate net amount totals $5,032,224.25. See also footnote 2.

   (4) None of the funds reported herein as "Contribution from Stockholder" or "Contributions from Partners" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

   (5) Pursuant to the transactions described in Item 4, MMI surrendered a Cadmus warrant for approximately 8.4% of Cadmus common stock (on a fully-diluted basis) (the "Old Cadmus Warrant") in exchange for (a) a Series C Warrant of the Issuer to acquire an aggregate of 68,762 shares of the Stock at a current exercise price of $4.36 per share, subject to antidilution adjustment (the "Series C Warrant"), (b) 0.3 new Cadmus shares and (c) a new Cadmus warrant for 0.7 Cadmus shares (the "New Cadmus Warrant") ((b) and (c) together constituting 50% of Cadmus equity on a fully-diluted basis).

   (6) Of this amount, (1) $470,312.50 represents the aggregate amount of funds to be used by MMI to acquire 150,500 shares of the Stock (assuming the exercise in full of its Series A Warrants), and does not reflect a $50,000 placement fee paid to MMI by the Issuer, (b) $361,000.50 represents the sum of (i) the aggregate funds to be used by MMI to acquire 68,762 shares of the Stock (assuming the exercise in full of its Series C Warrants) and (ii) the value of the Old Cadmus Warrant which, for the purposes of this filing, is considered to be the number of underlying shares of the Stock multiplied by the difference between $5.25 and the exercise price of $4.36, or $0.89, and (c) $116,834.04 represents the aggregate amount of funds to be used to acquire, 17,081 shares of the Stock as described in Item 5(c).

   (7) This figure assumes the exercise in full by ELX of its option to acquire up to 369,800 shares of the Stock from TAG and of its option to acquire up to 110,200 shares of the Stock from Continental Illinois Equity Corporation.

   (8)    See Item 4.

Item 4.   Purpose of Transaction.

   Item 4 hereby partially is amended by adding at the end thereof, the following:

   Effective October 30, 1992, a series of transactions involving the Issuer was closed (collectively, the "Transaction") in which (1) a wholly-owned subsidiary of Cadmus was merged with and into the Subsidiary, with the Subsidiary as the surviving corporation, in consideration of which the Issuer issued to Cadmus 751,000 shares of the Stock (the "Merger Shares") and the Series C Warrant, (2) the Issuer and Cadmus entered into a Registration Rights Agreement with respect to the securities that Cadmus received from the Issuer pursuant to the merger (the "Cadmus Registration Rights Agreement"), (3) each Cadmus shareholder agreed to exchange approximately 98.6% of its Cadmus shares for its pro rata part of 750,000 of the Merger Shares pursuant to an Exchange Agreement (the "Cadmus Exchange Agreement"), (4) MMI exchanged the Old Cadmus Warrant for (i) the Series C Warrant, (ii) 0.3 new Cadmus shares and (iii) the New Cadmus Warrant, and (5) the rights of Cadmus under the Cadmus Registration Rights Agreement were assigned to the Cadmus shareholders to the extent of the number of Merger Shares received by them in exchange for the surrender of their Cadmus shares.

   A required waiver and consent to enter into the Transaction was obtained from the holders of the Notes and the Additional Notes, which were issued in 1991 as described below. A copy of the form 6 of the Amendment, Waiver and Consent Agreement evidencing such waiver and consent is attached hereto as Exhibit PP.

   The description of the Transaction and of the various documents entered into in connection therewith set forth in this
Item 4 is not, and does not purport to be, complete, and is qualified in its entirety by reference to Exhibits GG through MM, and to Exhibit PP, to the Schedule 13D.

Agreement and Plan of Merger

   Pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of October 16, 1992, by and among the Issuer, the Subsidiary, Cadmus and Holdingcues, Inc., a Delaware corporation and wholly-owned subsidiary of Cadmus ("Holdingcues"), a copy of which is attached hereto as Exhibit GG, the parties agreed to the merger (the "Merger") of Holdingcues, a manufacturer of sewer inspection equipment primarily sold to municipalities, with and into the Subsidiary, with the Subsidiary to be the surviving corporation and with the Articles of Incorporation, Bylaws, Directors and officers of the Subsidiary at the Effective Time (as defined therein) to be those of the surviving corporation. In consideration of the Merger, and at the Effective Time, all issued and outstanding shares of Holdingcues were to be converted into the right to receive (a) the Merger Shares and (b) the Series C Warrant. All conditions to closing were either satisfied or waived, and the Merger occurred on October 30, 1992.

Series C Warrant

   Effective the Closing Date, the Issuer issued Series C
Warrant No. C-1, which is attached hereto as Exhibit HH, to Cadmus.

   The Series C Warrant is exercisable, in whole or in part, at any time from October 30, 1992 until January 31, 1997, to purchase an aggregate of 68,672 shares of the Stock at a price of $4.36 per share, subject to antidilution adjustment. Upon exercise of the Series C Warrant, the holder thereof may satisfy its payment obligations, at its option, by certified check or by surrender to the Issuer of (a) Issuer indebtedness, (b) equity securities of the Issuer, (c) Issuer warrants (including the Series C Warrant) or (d) a combination of the above, having an aggregate value equal to the exercise price.

   If, as a consequence of any restriction imposed by any governmental authority under United States antitrust law, any holder of the Series C Warrant is unable to exercise all or any portion thereof without significant delay or loss of rights and the holder is unable to sell the Series C Warrant, on terms reasonably acceptable to such holder, to a third party who would not be subject to such restriction or law, then, upon written notice to the Issuer, the Issuer will repurchase from such holder all or the portion of the Series C Warrant designated in the notice for an amount equal to the difference between (1) the current aggregate fair market value of the shares of the Stock issuable upon exercise of the Series C Warrant and (2) the aggregate exercise price of the Series C Warrant.

Cadmus Registration Rights Agreement

   Pursuant to the Cadmus Registration Rights Agreement, a copy of which is attached hereto as Exhibit II, the Issuer has granted the registration rights described below to the Holders (as defined therein) of the Merger Shares, the Stock issuable upon exercise of the Series C Warrant and, in certain circumstances, the Series C Warrant (collectively, the "Registrable Securities") through September 30, 1994, subject to extension as provided therein (the "Registration Period").

   During the Registration Period and upon receipt of a written request from the holders of 200,000 Registrable Securities (in the case of a Form S-1 registration) or from the holders of 50,000 Registrable Securities (in the case of a Form S-3 registration), the Issuer will file a registration statement on Form S-1 or Form S-3, as applicable, of the Securities and Exchange Commission to register under the Securities Act of 1933, as amended (the "Securities Act"), all of the eligible Registrable Securities requested to be included in the registration, subject to such pro rata reduction, if any, that the underwriters of the offering may recommend. The Issuer is not obligated to file more than a total of one such registration statement on Form S-1 or more than six such registration statements on Form S-3.

   If at any time during the Registration Period the Issuer proposes to file a registration statement under the Securities Act on Form S-1, S-2 or S-3 (or successor forms) registering shares of the Stock, it will give written notice to the holders of Registrable Securities and include in such filing the number of shares of Registrable Securities for which such holders request registration, subject to such pro rata reduction, if any, that the underwriters of the offering may recommend. Notwithstanding the previous sentence, however, holders of Registrable Securities will have no such rights with respect to any registration statement that relates solely to shares of the Stock or other securities to be issued by the Issuer pursuant to an employee stock option, bonus or other plan or as consideration for an acquisition of the capital stock or assets of another person.

   The Issuer generally will pay all expenses of any such requested or incidental registration, except that (a) each holder of Registrable Securities must pay all underwriting discounts and commissions and incremental fees applicable to its Registrable Securities included in the registration and (b) holders of Registrable Securities included in any demand registration on Form S-1 shall pay all expenses of registration if the demand is made (1) before April 1, 1993 or (2) after the date that such holders have received written notice that the Company has qualified for registration on Form S-3. The Cadmus Registration Rights Agreement specifically provides for such rights to inure to the pro rata benefit of the Cadmus shareholders who acquired an aggregate of 750,000 of the Merger Shares pursuant to the Cadmus Exchange Agreement, as described below.

   The Cadmus Registration Rights Agreement includes certain other customary terms, including indemnification and standstill provisions.

Cadmus Exchange Agreement

   The Cadmus Exchange Agreement, a copy of which is attached hereto as Exhibit JJ, provides for (1) the exchange by each Cadmus shareholder of approximately 98.6% of its Cadmus shares for its pro rata portion of 750,000 of the Merger Shares, (2) the surrender by MMI of the Old Cadmus Warrant in exchange for (a) the Series C Warrant, (b) 0.3 new Cadmus shares and (c) the New Cadmus Warrant (a copy of which is attached hereto as Exhibit LL) ((b) and (c) together constituting 50% of Cadmus equity on a fully-diluted basis). Series C Warrant No. C-2, issued to MMI upon transfer of the Series C Warrant from Cadmus, is attached hereto as Exhibit KK and contains identical provisions to Series C Warrant No. C-1.

   Other provisions of the Cadmus Exchange Agreement dealt with internal matters of corporate governance, as set for therein.

   As a result of the transactions described herein, shares of the Stock may cease to be listed on the National Market System ("NMS") of the National Association of Securities Dealers, Inc. Automated Quotation System under the terms of the NMS listing requirements.

   Also, on June 27, 1991, Additional Notes were issued pursuant to the Additional Debt Commitment. Copies of such Additional
Notes are attached hereto as Exhibits QQ, RR and SS, respectively.

   Also, effective June 28, 1991 and pursuant to the Assignment of Management Agreement, a copy of which is attached hereto as Exhibit NN, (1) the Issuer assigned to the Subsidiary and the Subsidiary assumed from the Issuer all of the Issuer's rights and obligations under the Management Agreement, (2) WNI assigned to MMI and MMI assumed from WNI all of WNI's rights and obligations under the Management Agreement and (3) each of the Issuer and WNI was released and discharged from all further obligations under the Management Agreement.

   Also, pursuant to the Management Agreement Extension between Subsidiary and MMI, a form of which is attached hereto as Exhibit 00, the Management Agreement was extended until September 30, 1995 and thereafter until terminated by either party with the approval of a majority of its Board of Directors on not less than 90 days' prior written notice.

   Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer.

   Paragraphs (a)-(b) of Item 5 hereby are amended in their entirety to read as follows:

   (a)

   TAG

   The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,586,401, which constitutes approximately 25.6% of the 6,193,271 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

   EBD

   Because of its position as the sole general partner of TAG, EBD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,586,401 shares of the Stock, which constitutes approximately 25.6% of the 6,193,271 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

   DAC

   Because of his position as one of two general partners of EBD, DAC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,586,401 shares of the Stock, which constitutes approximately 25.6% of the 6,193,271 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

   TMT-FW

   Because of its position as one of two general partners of EBD, TMT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,586,401 shares of the Stock, which constitutes approximately 25.6% of the 6,193,271 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

   In his capacity as President and sole stockholder of TMT-FW, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,586,401 shares of the Stock, which constitutes approximately 25.6% of the 6,193,271 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

   ML

   The aggregate number of shares of the Stock that MMI owns beneficially, pursuant to Rule 13d-3 of the Act, is 287,366, which constitutes approximately 5.1% of the 5,600,895 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

   AMM

   Because of his positions as the President of MMI and Cadmus, and as the sole general partner of ELX, AMM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 767,366 shares of the Stock in the aggregate, which constitutes approximately 13.7% of the 5,600,895 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

   The aggregate number of shares of the Stock that ELX owns beneficially, pursuant to Rule 13d-3 of the Act, is 480,000, which constitutes approximately 8.9% of the outstanding shares of the Stock.

   RCS

   The aggregate number of shares of the Stock that RCS owns beneficially, pursuant to Rule 13d-3 of the Act, is 19,343, which constitutes approximately 0.4% of the outstanding shares of the Stock.

   KPL

   The aggregate number of shares of the Stock that KPL owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,307, which constitutes less than 0.1% of the outstanding shares of the Stock.

   TRD

   The aggregate number of shares of the Stock that TRD owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,222, which constitutes less than 0.1% of the outstanding shares of the Stock.

   Cadmus

   The aggregate number of shares of the Stock that Cadmus owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

   Except as set forth above, to the best of the knowledge of the Reporting Persons, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

   (b)

   TAG

   Acting through its sole general partner and assuming the exercise in full of all Series A Warrants held by it, TAG may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,586,401 shares of the Stock.

   Acting through its two general partners and as the sole general partner of TAG, and assuming the exercise in full of all Series A Warrants held by TAG, EBD may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,586,401 shares of the Stock.

   DAC

   As one of two general partners of EBD and assuming the exercise in full of all Series A Warrants held by TAG, DAC may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,586,401 shares of the Stock.

   TMT-FW

   Acting through its President and as one of two general partners of EBD, and assuming the exercise in full of all Series
A Warrants held by TAG, TMT-FW may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,586,401 shares of the Stock.

   TMT

   As the President and sole stockholder of TMT-FW and assuming the exercise in full of all Series A Warrants held by TAG, TMT may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,586,401 shares of the Stock.

   MMI

   Acting through its President and assuming the exercise in full of all Series A Warrants and Series C Warrants held by it, and as a controlling person of Cadmus, MMI may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 287,366 shares of the Stock in the aggregate.

   AMM

   As the President of MMI and Cadmus, and as the sole general partner of ELX, and assuming the exercise in full of (a) all Series A Warrants and Series C Warrants held by MMI and (b) the options to acquire 369,800 shares of the Stock from TAG and to acquire 110,200 shares of the Stock from Continental Illinois Equity Corporation held by ELX, AMM may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 767,366 shares of the Stock in the aggregate.

   ELX

   Acting through its sole general partner and assuming the exercise in full of its options to acquire 369,800 shares of the Stock from TAG and to acquire 110,200 shares of the Stock from Continental Illinois Equity Corporation, ELX may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 480,000 shares of the Stock.

RCS

   RCS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 19,343 shares of the Stock.

KPL

   KPL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,307 shares of the Stock.

   TRD

   TRD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,222 shares of the Stock.

   Cadmus

   Acting through its President, Cadmus has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,000 shares of the Stock.

   (c)

   Paragraph (c) of Item 5 hereby partially is amended by adding at the end thereof the following:

   During the past sixty (60) days, the Reporting Persons have acquired shares of the Stock in the transactions described in
Item 4.

   Also, in October, 1992, MMI agreed to purchase from Roger
Keech in a private transaction the 17,081 shares of the Stock that Mr. Keech received as a result of the Transaction for the price of $6.84 per share.

   Also, on October 30, 1992, the Issuer granted to certain of the Reporting Persons options to acquire shares of the Stock (the
"Options"), as follows:

     Reporting      Number of Shares    Exercise
     Person         Subject to Option    Price

     AMM                 30,000         $5.00

     RCS                 12,500         $5.00

     KPL                 20,000         $5.00

     TRD                 12,500         $5.00

The Options have a ten-year term but are not exercisable without stockholder approval unless the Issuer's Board of Directors waives such restriction.

   Other than as set forth above, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past sixty (60) days.

   (d)-(e)

   No material change.

Item 6.   Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities of the Issuer

   No material change.

Item 7.   Material to be Filed as Exhibits.

   Exhibit A -- Agreement Pursuant to Rule 13d-l(f)(l)(iii), at page 33.

   Exhibit B -- Stock and Note Purchase Agreement, previously filed with the Schedule 13D.

   Exhibit C -- Form of Registration Rights Agreement, previously filed with the Schedule 13D.

   Exhibit D -- Form of Senior Subordinated Note, previously filed with the Schedule 13D.

   Exhibit E -- Form of Series A Warrant, previously filed with the Schedule 13D.

   Exhibit F -- Form of Management Agreement, previously filed with the Schedule 13D.

   Exhibit G -- Form of Standstill Letter, previously filed with the Schedule 13D.

   Exhibit H -- Option Agreement, previously filed with the
Schedule 13D.

   Exhibit I -- Agreement of Limited Partnership of ELX Limited
Partnership, previously filed with the Schedule 13D.

   Exhibit J -- Press Release, previously filed with the
Schedule 13D.

   Exhibit K -- Power of Attorney of Alexander M. Milley, previously filed with the Schedule 13D.

   Exhibit L -- Power of Attorney of Milley & Company, previously filed with the Schedule 13D.

   Exhibit M -- Power of Attorney of ELX Limited Partnership, previously filed with the Schedule 13D.

   Exhibit N -- Evidence of Authorization, previously filed with the Schedule 13D.

   Exhibit O -- Press Release, previously filed with the
Schedule 13D.

   Exhibit P -- Agreement between ELXSI Corporation and The
Airlie Group, L.P., previously filed with the Schedule 13D.

   Exhibit Q -- Stock and Note Purchase Agreement, previously filed with the Schedule 13D.

   Exhibit R -- Senior Subordinated Note, previously filed with the Schedule 13D.

   Exhibit S -- Series A Warrant, previously filed with the
Schedule 13D.

   Exhibit T -- Series B Warrant, previously filed with the
Schedule 13D.

   Exhibit U -- Amended and Restated Registration Rights
Agreement, previously filed with the Schedule 13D.

   Exhibit V -- Amended and Restated Option Agreement, previously filed with the Schedule 13D.

   Exhibit W -- Option Agreement, previously filed with the
Schedule 13D.

   Exhibit X -- Amendment to Milley & Company Series A Warrant, previously filed with the Schedule 13D.

   Exhibit Y -- Power of Attorney of Dort A. Cameron III, previously filed with the Schedule 13D.

   Exhibit Z -- Power of Attorney of Milley & Company, at page
35.

   Exhibit AA -- Power of Attorney of Alexander M. Milley, at page 36.

   Exhibit BB -- Power of Attorney of ELX Limited Partnership, at page 37.

   Exhibit CC -- Power of Attorney of Robert C. Shaw, at page
38.

   Exhibit DD -- Power of Attorney of Kevin P. Lynch, at page
39.

   Exhibit EE -- Power of Attorney of Thomas R. Druggish, at page 40.

   Exhibit FF -- Power of Attorney of Cadmus Corporation, at page 41.

   Exhibit GG -- Agreement and Plan of Merger dated as of
October 16, 1992 by and among ELXSI Corporation, ELXSI, Cadmus
Corporation and Holdingcues, Inc., at page 42.

   Exhibit HH -- Form of Series C Warrant No. C-1 of ELXSI
Corporation, at page 85.

   Exhibit II -- Form of Registration Rights Agreement dated as of October 16, 1992 between ELXSI Corporation and Cadmus
Corporation, at page 116.

   Exhibit JJ -- Form of Cadmus Corporation Exchange Agreement dated as of October 16, 1992 by and among Cadmus Corporation, all Cadmus Corporation shareholders and Milley Management
Incorporated, at page 133.

   Exhibit KK Series Warrant No. C-2 of ELXSI Corporation, at page 186.

   Exhibit LL -- Warrant No. MMB-1 of Cadmus Corporation, at page 217.

   Exhibit MM -- Press Release, at page 241.

   Exhibit NN -- Assignment of Management Agreement, at page
242.

   Exhibit OO -- Form of Management Agreement Extension, at page
244.

   Exhibit PP -- Form of Amendment, Waiver and Consent
Agreement, at page 246.

   Exhibit QQ -- Copy of $312,500 Issuer Promissory Note dated
June 27, 1991, at page 248.

   Exhibit RR -- Copy of $502,206.25 Issuer Promissory Note dated June 27, 1991, at page 266.

   Exhibit SS -- Copy of $1,685,293.75 Issuer Promissory Note dated June 27, 1991, at page 284.

   After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

   Dated:      November 6, 1992

                    THE AIRLIE GROUP, L.P.,
                    a Delaware limited partnership

                         By:  EBD, L.P.,
                              a Delaware limited
                              partnership,
                              General Partner

                              By:  TMT-FW, Inc.,
                                   a Texas corporation,
                                   General Partner


                                   By: /s/ W. R. Cotham
                                        W. R. Cotham,
                                        Vice President



                         EBD, L. P
                         a Delaware limited partnership


                              By:  TMT-FW, Inc.,
                                   a Texas corporation,
                                   General Partner


                                   By:  /s/ W. R. Cotham
                                   W. R. Cotham,
                                   Vice President



                         /s/ W. R. Cotham
                         W. R. Cotham,
                         attorney-in-fact for:


                         DORT A. CAMERON, III (1)
                         MILLEY MANAGEMENT INCORPORATED (2)
                         ALEXANDER M. MILLEY (3)
                         ELX LIMITED PARTNERSHIP (4)
                         ROBERT C. SHAW (5)
                         KEVIN P. LYNCH (6)
                         THOMAS R. DRUGGISH (7)
                         CADMUS CORPORATION (8)

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Dort A. Cameron, III, previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Milley Management Incorporated is to be filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Alexander M. Milley is attached hereto as Exhibit AA.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of ELX Limited Partnership is attached hereto as Exhibit BB.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert C. Shaw is attached hereto Exhibit CC.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Kevin P. Lynch is attached hereto Exhibit DD.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas R. Druggish is attached hereto Exhibit
     EE.

(8) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Cadmus Corporation is attached hereto as Exhibit FF.

                           EXHIBIT "A"

   Pursuant to Rule 13d-1(f)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of capacities set forth hereinbelow.


                         THE AIRLIE GROUP, L.P.,
                         a Delaware limited partnership


                         By:  EBD, L.P.,
                              a Delaware limited
                              partnership,
                              General Partner


                              By:  TMT-FW, Inc.,
                                   a Texas corporation,
                                   General Partner


                                   By:  /s/ W. R. Cotham
                                        W. R. Cotham,
                                        Vice President


                         EBD, L.P,
                         a Delaware limited partnership


                              By:  TMT-FW, Inc.,
                                   a Texas corporation,
                                   General Partner


                                   By:  /s/ W. R. Cotham
                                        W.R. Cotham,
                                        Vice President



                         /s/ W. R. Cotham
                         W. R. Cotham,
                         attorney-in-fact for:


                         DORT A. CAMERON, III (1)
                         MILLEY MANAGEMENT INCORPORATED (2)
                         ALEXANDER M. MILLEY (3)
                         ELX LIMITED PARTNERSHIP (4)
                         ROBERT C. SHAW (5)
                         KEVIN P. LYNCH (6)
                         THOMAS R. DRUGGISH (7)
                         CADMUS CORPORATION (8)

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Dort A. Cameron, III, previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Milley Management Incorporated is to be filed with Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Alexander M. Milley is attached hereto as Exhibit AA.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of ELX Limited Partnership is attached hereto as Exhibit BB.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert C. Shaw is attached hereto as Exhibit
     CC.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Kevin P. Lynch is attached hereto as Exhibit
     DD.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas R. Druggish is attached hereto as Exhibit EE.

(8) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Cadmus Corporation is attached hereto as Exhibit FF.